Exhibit 2.6

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

The following description sets forth certain material terms and provisions of the securities of Blue Gold Limited (“Blue Gold Limited,” the “Company,” “we,” “us,” and “our”) that are registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This description also summarizes relevant provisions of the laws of the Cayman Islands. The following summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the applicable provisions of the laws of the Cayman Islands and our Amended and Restated Memorandum and Articles of Association (the “Memorandum and Articles of Association”), a copy of which is filed as an exhibit to the Annual Report on 20-F of which this Exhibit is a part. We encourage you to read our Memorandum and Articles of Association and the applicable provisions of the laws of the Cayman Islands for additional information.

Ordinary Shares

General

The authorized share capital of Blue Gold Limited is $50,000.00, consisting of 400,000,000 Class A ordinary shares of par value $0.0001 and 100,000,000 preferred shares of par value $0.0001.

Certificates representing the outstanding ordinary Shares will generally not be issued (unless required to be issued pursuant to the Memorandum and Articles of Association). Holders of Class A ordinary shares of Blue Gold Limited have no pre-emptive, subscription, redemption or conversion rights.

Register of members

Blue Gold Limited maintains a register of members (also referred to as a register of shareholders) in accordance with the Cayman Islands Companies Act.

Under Cayman Islands law, Blue Gold Limited must keep a register of members and there shall be entered therein:

●	the names and addresses of each shareholder of Blue Gold Limited, a statement of the shares held by each such shareholder which:

●	distinguishes each share by its number (so long as the share has a number);

●	confirms the amount paid, or agreed to be considered as paid, on the shares of each member;

●	confirms the number and category or class (each, if applicable) of shares held by each member; and

●	confirms whether each relevant category or class (each, if applicable) of shares held by a member carries voting rights under the Memorandum and Articles of Association, and if so, whether such voting rights are conditional;

●	the date on which the name of any person was entered on the register as a shareholder; and

●	the date on which any person ceased to be a shareholder

Under Cayman Islands law, the register of members is prima facie evidence of the matters set forth therein (i.e. the register of members will raise a rebuttable presumption of fact on the matters referred to above) and a person who has agreed to become a shareholder and who is registered in the register of members is deemed, as a matter of Cayman Islands law, to be a shareholder. Furthermore, under the Cayman Islands Companies Act, the registration of any person in the register of members as holder of any shares is prima facie evidence of such person having legal title to the shares as set against its name in the register of members. Following the closing of the Business Combination, the register of members was immediately updated to record and give effect to the issue of shares by Blue Gold Limited. Upon registration, the shareholders recorded in the register of members were deemed to have legal title to the shares set against their name. There are certain limited circumstances where an application may be made to a Cayman Islands court for a determination of whether the register of members reflects the correct legal position. Further, the Cayman Islands court has the power to order that the register of members maintained by a company should be rectified where it considers that the register of members does not reflect the correct legal position. If an application for an order for rectification of the register of members were made in respect of Blue Gold Limited Ordinary Shares, then the validity of such shares may be subject to re-examination by a Cayman Islands courts.

Issuance of Shares

Subject to the Memorandum and Articles of Association, any direction that may be given by shareholders in general meeting and the Nasdaq listing rules, Blue Gold Limited directors may, in their absolute discretion and without approval of the existing Blue Gold Limited shareholders, issue shares, grant rights over existing shares or issue other securities in one or more series as they deem necessary and appropriate and determine designations, powers, preferences, privileges and other rights, including dividend rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers and rights associated with the shares held by existing Blue Gold Limited shareholders, at such times and on such other terms as they think proper. No share shall be issued at a discount to par, except in accordance with the provisions of the Cayman Islands Companies Act.

Blue Gold Limited’s Board has general and unconditional authority to allot, grant options over, offer or otherwise deal with or dispose of any unissued shares in Blue Gold Limited’s capital without the approval of the shareholders (whether forming part of the original or any increased share capital), either at a premium or at par, with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise and to such persons, on such terms and conditions, and at such times as the directors may decide, but so that no share shall be issued at a discount, except in accordance with the provisions of the Cayman Islands Companies Act. In accordance with its Memorandum and Articles of Association and the Cayman Islands Companies Act, Blue Gold Limited shall not issue bearer shares.

Voting Rights

Each ordinary share of Blue Gold Limited entitles the holder to one vote on all matters upon which the ordinary shares of Blue Gold Limited are entitled to vote. Voting at any shareholders’ meeting shall be by way of poll.

A quorum required for a meeting of shareholders of Blue Gold Limited requires the presence in person or by proxy of persons holding in aggregate not less than a simple majority of all voting share capital of Blue Gold Limited in issue.

A special resolution will be required for important matters such as merger or consolidation of Blue Gold Limited, change of name or making changes to the Memorandum and Articles of Association or the voluntary winding up of Blue Gold Limited.

The Memorandum and Articles of Association provide that an ordinary resolution of the shareholders of Blue Gold Limited requires the affirmative vote of a simple majority of the votes cast at a quorate general meeting, while a special resolution requires the affirmative vote of no less than three-quarters of the votes cast at a quorate general meeting. Shareholders do not have the power to pass resolutions in writing in lieu of a meeting.

Dividend rights

Subject to the rights of the holders of Blue Gold Limited preference shares and any other provisions of the Memorandum and Articles of Association, as it may be amended from time to time, holders of Blue Gold Limited Ordinary Shares will be entitled to receive such dividends and other distributions in cash, shares or property of Blue Gold Limited when, as and if declared thereon by the Blue Gold Limited Board, in its discretion, from time to time out of assets or funds of Blue Gold Limited legally available therefor. See below for more information regarding the dividend rights of the holders of Blue Gold Limited preference shares.

Dividends may be paid either in cash or in specie.

Under the laws of the Cayman Islands, a Cayman Islands company may pay a dividend on its shares out of either profit or the share premium account, provided that in no circumstances may a dividend be paid if following such payment the company would be unable to pay its debts as they fall due in the ordinary course of business. No dividend shall be paid otherwise than out of profits or, subject to the requirements of the Cayman Islands Companies Act and applicable listing rules, the share premium account.

Subject to the rights of persons, if any, entitled to shares with special rights as to dividends, all dividends shall be declared and paid according to the amounts paid or credited as fully paid on the shares, but if and so long as nothing is paid up on any of the shares in Blue Gold Limited dividends may be declared and paid according to the amounts of the shares. No amount paid on a share in advance of calls shall, while carrying interest, be treated for the purposes of the above as paid on the share.

If several persons are registered as joint holders of any share, any of them may give effectual receipts for any dividend or other monies payable on or in respect of the share. No dividend shall bear interest against Blue Gold Limited.

Authorized Blue Gold Limited Ordinary Shares

Blue Gold Limited’s authorized but unissued Blue Gold Limited Ordinary Shares are available for future issuances without shareholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Blue Gold Limited Ordinary Shares could render more difficult or discourage an attempt to obtain control of Blue Gold Limited by means of a proxy contest, tender offer, merger or otherwise.

 Preference Shares

The Blue Gold Limited Board may provide for other classes of shares, including series of preference shares, out of the authorized but unissued share capital, which could be utilized for a variety of corporate purposes, including future offerings to raise capital for corporate purposes or for use in employee benefit plans. Such additional classes of shares shall have such voting powers (full or limited or without voting powers), designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof as may be determined by the Board of Blue Gold Limited. If any preference shares are issued, the rights, preferences and privileges of holders of ordinary shares of Blue Gold Limited will be subject to, and may be adversely affected by, the rights of the holders of such preference shares.

Variations of Rights of Shares

If at any time the share capital of Blue Gold Limited is divided into different classes of shares, all or any of the rights attached to any class (unless otherwise provided by the Memorandum and Articles of Association or the terms of issue of the shares of that class) may be varied with the consent in writing of the holders of not less than a majority of the issued shares of that class or with the sanction of a resolution passed by a majority of the votes cast at a separate general meeting of the holders of the shares of that class. To every such separate general meeting, the provisions of the Memorandum and Articles of Association relating to general meetings shall mutatis mutandis apply, but so that the necessary quorum shall be any one or more persons holding or representing by proxy not less than majority of the issued shares of the applicable class.

The rights conferred upon the holders of the shares of any class shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by: (i) the creation or issue of further shares ranking pari passu therewith; (ii) the redemption or purchase of any shares of any class by Blue Gold Limited; (iii) the cancellation of authorized but unissued shares of that class; and (iv) the creation or issue of shares with preferred or other rights including, without limitation, the creation of any class or issue of shares.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

The Board of Blue Gold Limited may from time to time make calls upon Blue Gold Limited shareholders for any amounts unpaid for the purchase of their Blue Gold Limited ordinary shares. The Blue Gold Limited ordinary shares that have been called upon and remain unpaid are, after a notice period, subject to forfeiture.

Redemption and Purchase of Own Shares

Subject to the provisions of the Cayman Islands Companies Act and the Memorandum and Articles of Association, Blue Gold Limited may issue shares that are to be redeemed or are liable to be redeemed at the option of the shareholder or Blue Gold Limited. The redemption of such shares shall be effected in such manner and upon such other terms as Blue Gold Limited may determine before the issue of the shares.

Blue Gold Limited may also purchase its own shares (including any redeemable shares) in such manner and on such other terms as the directors may agree with the relevant shareholder. Blue Gold Limited may make a payment in respect of the redemption or purchase of its own shares in any manner permitted by the Cayman Islands Companies Act, including out of capital.

In addition, under the Cayman Islands Companies Act no such share may be redeemed or repurchased (i) unless it is fully paid-up, (ii) if such redemption or repurchase would result in there being no shares in issue, or (iii) if Blue Gold Limited has commenced liquidation. In addition, Blue Gold Limited directors may accept the surrender of any fully paid share for no consideration.

Changes in Capital

Blue Gold Limited may from time to time by ordinary resolution:

●	increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution will prescribe;

●	consolidate and divide all or any of its share capital into shares of a larger amount than its existing shares;

●	sub-divide its existing shares or any of them into shares of a smaller amount; provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share will be the same as it was in case of the share from which the reduced share is derived; or

●	cancel any shares that at the date of the passing of the resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

Subject to the provisions of the Cayman Islands Companies Act (and every other law and regulation of the Cayman Islands for the time being in force concerning companies and affecting Blue Gold Limited) and the Memorandum and Articles of Association as regards to the matters to be dealt with by ordinary resolution, Blue Gold Limited may by special resolution reduce its share capital to the extent permitted by law.

Transfer of ordinary shares

Shareholders holding unrestricted ordinary shares may transfer all or any of his or her ordinary shares of Blue Gold Limited by an instrument of transfer in the usual or common form or any other form prescribed by Nasdaq or as otherwise approved by the Board of Blue Gold Limited.

The Memorandum and Articles of Association prohibit the transfer of shares of Blue Gold Limited in breach of the rules or regulations of the Nasdaq or any relevant securities laws (including the Exchange Act).

In addition, the Memorandum and Articles of Association subject Restricted Shares to certain lock-up restrictions. As detailed in the Memorandum and Articles of Association, Restricted Shares are comprised of the ordinary shares issued in the Business Combination, excluding ordinary shares which were (i) issued to holders of shares of Perception that were not redeemed in the Business Combination; and (ii) previously Restricted Shares that have been released from the lock-up restrictions in accordance with the Memorandum and Articles of Association. Initially, 5% of the Restricted Shares were released from lock-up upon the registration of the ordinary shares issued in the Business Combination. Thereafter, in accordance with the Memorandum and Articles of Association, an additional 5% of the Restricted Shares shall be released from lock-up on each monthly anniversary of the registration of the ordinary shares issued in the Business Combination; provided that in such month the volume weighted-average trading price of the ordinary shares is greater than $10.00 per ordinary share for at least twenty out of the applicable number of trading days in that month. All Restricted Shares that have not previously been released from lock-up will be released from lock-up on the earlier of (i) the volume weighted-average trading price of the ordinary shares on the principal national securities exchange on which the ordinary shares are listed exceeding $20.00 per ordinary share for at least sixty out of any ninety day period; (ii) the second anniversary of the consummation of the Business Combination and (iii) the directors resolving to release such Restricted Shares from lock-up restrictions in their discretion. Each release of Restricted Shares pursuant to any of the foregoing provisions shall apply on a pro rata basis to all holders of Restricted Shares (determined by reference to the number of Restricted Shares held by each such holder relative to the total number of Restricted Shares held by all such holders). Additionally, the directors shall have the power, at any time and from time to time, to release from lock-up Restricted Shares held by one or more shareholders in their sole and absolute discretion.

The ordinary shares held by directors, officers and affiliates of the Company are subject to the lock-up restrictions under the Memorandum and Articles of Association and cannot be sold or transferred until such ordinary shares are unlocked by the Company.

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares of Blue Gold Limited shall be distributed among the holders of the ordinary shares of Blue Gold Limited on a pro rata basis.

Winding up

If Blue Gold Limited shall be wound up, the liquidator shall apply the assets of Blue Gold Limited in satisfaction of creditors’ claims in such manner and order as such liquidator thinks fit. Subject to the rights attaching to any shares, in a winding up: (i) if the assets available for distribution amongst the shareholders shall be insufficient to repay the whole of Blue Gold Limited’s issued share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the shareholders in proportion to the par value of the shares held by them; or (ii) if the assets available for distribution amongst the shareholders shall be more than sufficient to repay the whole of Blue Gold Limited’s issued share capital at the commencement of the winding up, the surplus shall be distributed amongst the shareholders in proportion to the par value of the shares held by them at the commencement of the winding up subject to a deduction from those shares in respect of which there are monies due, of all monies payable to Blue Gold Limited for unpaid calls or otherwise.

If Blue Gold Limited shall be wound up, the liquidator may, subject to the rights attaching to any shares and with the approval of a special resolution and any other approval required by the Cayman Islands Companies Act, divide amongst the shareholders in kind the whole or any part of the assets of Blue Gold Limited (whether such assets shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the shareholders or different classes of shareholders. The liquidator may, with the like approval, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the shareholders as the liquidator, with the like approval, shall think fit, but so that no shareholder shall be compelled to accept any asset upon which there is a liability.

Warrants Issued Pursuant to the August Note SPA

On September 3, 2025, the Company issued 150,709 warrants, each exercisable for one Class A ordinary share, subject to certain adjustments, as described in the warrant, beginning on September 3, 2025 and ending on September 3, 2030.

On November 12, 2025, the Company issued an additional 64,590 warrants, each exercisable for one Class A ordinary share, subject to certain adjustments, beginning on November 12, 2025 and ending on November 12, 2030.

Warrant holders are not entitled to any voting rights, dividend or other rights of ordinary shareholders prior to the exercise and receipt of the ordinary shares underlying such warrants.

Warrant holders may exercise their warrants for ordinary shares, in whole or in part, at any time or times on or after the Initial Exercise Date through the Termination Date by delivering to the Company (i) a Notice of Exercise and (ii) within the earlier of (i) one Trading Day and (ii) the number of Trading Days comprising the Standard Settlement Period, the aggregate exercise price based on the $16.88 per ordinary share exercise price, subject to adjustment as described in the warrant.

Such ordinary shares shall only be delivered if (i) there is an effective registration statement permitting the issuance of the ordinary shares to or resale of the ordinary shares underlying such warrant holder’s warrants or (ii) the ordinary shares underlying such warrants are eligible for resale by the warrant holder without volume or manner-of-sale limitations pursuant to Rule 144 of the Securities Act (assuming cashless exercise of the warrants). If at the time of exercise, there is no effective registration statement, or prospectus related thereto, registering and available for sale the ordinary shares underlying the warrants, the warrant holder may elect for “cashless exercise” on the terms and at the price described in the warrant. If the Company fails to deliver the ordinary shares upon exercise of the warrant, the warrant holder may be entitled to liquidated damages and other compensation, as described in the warrant. In no event shall the Company be required to net cash settle the warrants. No fractional shares shall be issued by the Company. The Company shall elect cash settlement or to round up to the next whole ordinary share in such an instance that a fractional share would otherwise be issued.

The Company shall not affect any exercise of warrants if such exercise would result in the warrant holder, or the warrant holder with any affiliate or group, to beneficially own ordinary shares in excess of 4.99% of the ordinary shares outstanding immediately after such issuance, as described in the warrant.

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